UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

WARNER MUSIC GROUP CORP.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

934550104
(CUSIP Number)

Providence Equity Partners IV L.P., Providence Equity Operating Partners IV L.P.,

Providence Equity GP IV, L.P. and Providence Equity Partners IV L.L.C.

c/o Providence Equity Partners Inc.

50 Kennedy Plaza, 18th Floor

Providence, Rhode Island 02903

(401) 751-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 934550104

1	NAME OF REPORTING PERSON Providence Equity Partners IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,863,900
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,863,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,863,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.33%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 934550104

1	NAME OF REPORTING PERSON Providence Equity Operating Partners IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 41,491
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 41,491
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,491
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 934550104

1	NAME OF REPORTING PERSON Providence Equity GP IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,905,391
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,905,391
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,905,391
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.36%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 934550104

1	NAME OF REPORTING PERSON Providence Equity Partners IV L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,905,391
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,905,391
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,905,391
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.36%
14	TYPE OF REPORTING PERSON 00

STATEMENT MADE PURSUANT TO RULE 13d-1(a) OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

EXPLANATORY NOTE: Providence Equity Partners IV L.P. (“PEP IV LP”), Providence Equity Operating Partners IV L.P. (“PEOP IV”), Providence Equity GP IV L.P. (“PEGP IV”), and Providence Equity Partner IV L.L.C. (“PEP IV LLC”, and collectively with PEP IV LP, PEOP IV, and PEGP IV the “Providence Entities”) have previously filed a statement on Schedule 13G pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 13d-1(d) thereunder with respect to the Common Stock, par value $0.001 per share (“Common Stock” or “Shares”) of Warner Music Group Corp. (the “Company”). Because of a stockholders agreement (the “Stockholders Agreement”) among affiliates of Thomas H. Lee Partners, L.P. (“THL”), affiliates of Bain Capital Investors, LLC (“Bain Capital”), Edgar Bronfman, Jr., affiliates of Providence Equity Partners Inc. (“Providence”, and together with THL, Bain Capital and Mr. Bronfman the “Investor Group”) and certain other parties thereto, Providence, THL, Bain Capital and Mr. Bronfman are deemed to be a group pursuant to Rule 13d-5(b)(1) of the Act, with respect to the Common Stock. Mr. Bronfman, one of the members of the Investor Group, may be deemed to have acquired beneficial ownership of 550,000 Shares on January 13, 2009, 60 days prior to March 14, 2009, the date his options to acquire such Shares become exercisable as described below. Together with his receipt of a restricted stock grant on March 15, 2008, Mr. Bronfman may be deemed to have acquired beneficial ownership of more than two percent of the Shares during a twelve-month period. Accordingly, each of the Providence Entities, as members of the Investor Group with Mr. Bronfman, are filing this statement with the Securities and Exchange Commission (the “SEC”) on Schedule 13D pursuant to Section 13(d) of the Act and Rule 13d-1(a) thereunder.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock of the Company. The address of the principal executive office of the Company is 75 Rockefeller Plaza, 30th Floor, New York, New York 10019.

Item 2.	Identity and Background

This statement is being filed by (i) Providence Equity Partners IV L.P. (“PEP IV LP”), (ii) Providence Equity Operating Partners IV L.P. (“PEOP IV”), (iii) Providence Equity GP IV L.P., (“PEGP IV”) and (iv) Providence Equity Partners IV L.L.C. (“PEP IV LLC”, and together with PEGP IV, PEP IV LP and PEOP IV, the “Providence Entities”).

The principal place of business and principal office of each of the Providence Entities is 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903. Each of PEP IV LP and PEOP IV (together, the “Providence Funds”) is a limited partnership organized under the laws of the State of Delaware whose principal business is the operation of an investment fund. PEGP IV is a limited partnership organized under the laws of the State of Delaware whose principal business is to serve as the sole general partner of PEP IV LP and PEOP IV. PEP IV LLC is a limited liability company organized under the laws of the State of Delaware whose principal business is to serve as the sole general partner of PEGP IV and certain related funds.

The name, business address, present principal occupation or employment and citizenship of each of the managing members of PEP IV LLC (the “Schedule A Persons”) are set forth in Schedule A hereto and are incorporated herein by reference.

During the last five years, none of the Providence Entities has, nor, to their knowledge, has any of the Schedule A Persons, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As noted in the explanatory note, this Schedule 13D is being filed by the Providence Entities in connection with acquisitions by Mr. Bronfman. None of the Providence Entities has acquired any Shares or expended any funds for any of the compensatory equity grants described below. As described in Item 6 below, as contemplated by Mr. Bronfman’s amended and restated employment agreement with WMG Acquisition Corp., a subsidiary of the Company (“WMG Acquisition”), on March 15, 2008, the Company granted Mr. Bronfman 2,750,000 stock options and 2,750,000 performance-based restricted Shares, in each case subject to the vesting criteria described in Item 6 below. No funds were expended by Mr. Bronfman for these compensatory equity grants.

Item 4.	Purpose of Transaction

The Stockholders Agreement, which is further described in Item 6 below, provides that the Company’s Board of Directors (the “Board”) consists of up to 14 members, one of which may be appointed by Providence. Providence’s director designee may only be removed by Providence. Providence does not currently have a director designee on the Board.

In their capacity as significant stockholders of the Company, the Providence Entities intend to take an active role in working with the Company's management on operational, financial and strategic initiatives. The Providence Entities review and intend to continue to review, on an ongoing and continuing basis, their investment in the Company.  Depending upon the factors discussed below and subject to applicable law and the agreements described in Item 6 below, the Providence Entities and, to their knowledge, the Schedule A Persons may from time to time acquire additional securities of the Company or sell or otherwise dispose of some or all of their securities of the Company.  Any transactions that the Providence Entities may pursue and, to their knowledge, that the Schedule A Persons may pursue, may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Company, the financial condition, results of operations and prospects of the Company, general economic, financial market and industry conditions, other investment and business opportunities available to the Providence Entities or the Schedule A Persons, tax considerations and other factors.

Other than as described above, the Providence Entities and, to their knowledge, the Schedule A Persons currently have no plans or proposals that relate to or would result in any of the transactions involving the Company described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Providence Entities may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their advisors, the Company or other persons, including the other members of the Investor Group).

Item 5.  Interest in Securities of the Issuer

(a)-(b) Based on existing relationships between the Providence Entities regarding voting the Shares of the Company, as described below, the Providence Entities are collectively deemed the beneficial owners of 12,905,391 Shares, which represents approximately 8.4% of the outstanding Shares.

PEP IV LP is the record holder of 12,863,900 Shares, which represents approximately 8.3% of the outstanding Shares. PEOP IV is the record holder of 41,491 Shares, which represents less than 1% of the outstanding Shares.

As the sole general partner of each of the Providence Funds, PEGP IV may be deemed to be the beneficial owner of 12,905,391 Shares, which represents approximately 8.4% of the outstanding Shares.

As the sole general partner of PEGP IV, PEP IV LLC may be deemed to be the beneficial owner of the 12,905,391 Shares, which represents approximately 8.4% of the outstanding Shares.

Because of the Stockholders Agreement among the Investor Group and certain other parties, the Investor Group is deemed to be a group pursuant to Rule 13d-5(b)(i) of the Act, with respect to the Shares. The aggregate number of Shares beneficially owned by the Investor Group as of the date hereof constitutes a majority of the outstanding Shares. The Stockholders Agreement is described in Item 6 below.

Each of the Providence Entities has been advised that, as of the date hereof, Mr. Bronfman may be deemed to beneficially own an aggregate of 11,319,989 Shares, which represents approximately 7.3% of the outstanding Shares, THL may be deemed to beneficially own an aggregate of 56,353,539 Shares, which represents approximately 36.5% of the outstanding Shares, and Bain Capital may be deemed to beneficially own an aggregate of 24,090,064 Shares, which represents approximately 15.6% of the outstanding Shares. The Providence Entities have also been advised that Mr. Bronfman, THL, and Bain Capital will each be filing a separate Schedule 13D with respect to the Common Stock pursuant to Rule 13d-1(k)(2).

Percentages set forth in this Schedule 13D were calculated based on 154,462,885 Shares outstanding as of February 4, 2009 as disclosed in the Company’s Form 10-Q for the quarter ended December 31, 2008.

The filing of this Schedule 13D shall not be construed as an admission that any of the Providence Entities, or, to their knowledge, any of the Schedule A Persons, is, for purposes of Section 13(d) of the Act or otherwise, the beneficial owner of securities held by the other members of the Investor Group.

(c)        Options to acquire 550,000 Shares granted by the Company to Mr. Bronfman become exercisable on March 14, 2009, as described in Item 6 below. Under Rule 13d-3(d)(1), Mr. Bronfman may be deemed to have acquired beneficial ownership of such Shares on January 13, 2009, 60 days prior to the date the options become exercisable.

(d)	Not applicable.
(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the                 Issuer

Stockholders Agreement

The Stockholders Agreement provides that the Board consists of up to 14 members, with up to five directors appointed by THL, up to three directors appointed by Bain Capital, one director appointed by Providence, one director who will at all times be the Chief Executive Officer, currently Mr. Bronfman, and the other directors to be chosen unanimously by the vote of the Board. The agreement regarding the appointment of directors will remain in place until the earlier of a “change in control” or the last date permitted by applicable law, including any requirements of the New York Stock Exchange (the “NYSE”). In addition, within a year of the Company ceasing to be a “controlled company” under the NYSE rules, the size and composition of the Board will be adjusted to comply with the NYSE requirements. Each Investor Group director designee(s) may only be removed by the Investor Group that appointed such designee(s). The Stockholders Agreement contemplates that the Board will have an executive committee, an audit committee and a compensation committee and, at its discretion, a governance committee.

The Stockholders Agreement prohibits the parties from transferring stock to any of the Company’s competitors without the approval of the entire Board and the approval of the largest member of the Investor Group (determined by each member of the Investor Group’s relative investments in the Company) and one other member of the Investor Group (together, the “Requisite Stockholder Majority”). The Stockholders Agreement also provides that each party to the Stockholders Agreement whose sale of shares pursuant to Rule 144 under the 1933 Act would be subject to aggregation with another stockholder shall notify all such stockholders when it has commenced a measurement period for purposes of the group volume limit in connection with a sale of shares under Rule 144 and what the volume limit for the measurement period, determined as of its commencement, will be. Each stockholder that is subject to such aggregation will have the right to sell shares that are subject to the group volume limit under Rule 144 pro rata during the applicable measurement period based on its percentage ownership of the shares that are held by all of the parties to the Stockholders Agreement at the start of the measurement period. These transfer restrictions will expire upon a change of control.

The Requisite Stockholder Majority has the right to require all other parties to the Stockholders Agreement to sell the same percentage of their stock to a buyer in a change of control transaction approved by a majority of the entire Board as is being sold to such buyer by the membership of the Requisite Stockholder Majority. A member of the Investor Group (or any affiliate thereof) that is also part of the Requisite Stockholder Majority exercising the foregoing right will not be able to be a buyer in such a change of control transaction unless the transaction is approved by each of the other groups.

The Stockholders Agreement provides that if one of the Company’s stockholders that is party to the Stockholders Agreement offers to sell any of its stock to a prospective buyer in a private transaction, the other stockholders party to the Stockholders Agreement will have the right to sell their shares to that prospective buyer, subject to certain cutbacks, including a pro rata cutback in which the stockholder may only sell a pro rata portion of its Shares.

The Stockholders Agreement gives any member of the Investor Group the right to require the Company to register (including by means of a shelf registration statement permitting sales of shares from time to time over an extended period) the stock held by such stockholders for sale to the public under the 1933 Act, subject to certain limitations. In connection with each underwritten public offering, the Company’s stockholders will be required to enter into a lockup agreement covering a period of no greater than 90 days. The Stockholders Agreement also provides that if the Company registers shares of the stock for sale to the public, parties to the Stockholders Agreement will have the right to have their Shares included in any such registration statement. Any registration is subject to a potential underwriters’ cutback in the number of shares to be registered if the underwriters determine that marketing factors require a limitation on the number of shares to be underwritten.

Equity Grants

As contemplated by Mr. Bronfman’s amended and restated employment agreement with WMG Acquisition, on March 15, 2008 the Company granted Mr. Bronfman 2,750,000 stock options and 2,750,000 performance-based restricted Shares pursuant to a stock option agreement and a restricted stock award agreement, each dated as of March 15, 2008. The equity grants were made under the Company’s Amended and Restated 2005 Omnibus Award Plan (the “Plan”). The exercise price of the options is $5.29 per share, which was the closing price of the Common Stock on March 14, 2008, the last trading date prior to the grant date. The options generally vest and become exercisable 20% a year over five years, with the first 550,000 options vesting and becoming exercisable on March 14, 2009 (subject to continued employment). The options have a term of ten years.

The Shares of restricted stock generally vest based on a double trigger that includes achievement of both service and performance criteria (each, subject to continued employment through the applicable vesting dates). Prior to vesting, the restricted Shares may not be transferred or encumbered by Mr. Bronfman. Dividends paid with respect to unvested restricted Shares would be withheld by the Company and would be paid to Mr. Bronfman, without interest, upon the earliest to occur of March 15, 2013 or the first anniversary of Mr. Bronfman’s separation from service (within the meaning of Section 409A of the Internal Revenue Code) for any reason, in each case, only with respect to restricted Shares that have vested on or prior to such date. The time vesting criteria for the restricted Shares are the same as for the stock options — 20% a year over five years. The performance vesting criteria for the restricted Shares are as follows:

•	650,000 Shares, upon the Company achieving an average closing stock price of at least $10.00 per Share over 60 consecutive trading days;

•	650,000 Shares, upon the Company achieving an average closing stock price of at least $13.00 per Share over 60 consecutive trading days;

•	650,000 Shares, upon the Company achieving an average closing stock price of at least $17.00 per Share over 60 consecutive trading days; and

•	800,000 Shares, upon the Company achieving an average closing stock price of at least $20.00 per Share over 60 consecutive trading days.

The stock option agreement and restricted stock award agreement each provide for up to 12 months’ additional vesting in the case of a termination of employment due to “disability,” as defined in the agreements, or death. Additionally, in the event of an involuntary termination of employment without “cause” or a voluntary termination for “good reason,” each as defined in the agreements (or, under certain limited circumstances as further described in the stock option agreement and restricted stock award agreement, any termination of employment other than for “cause”), that occurs on or after, or in anticipation of, a “change in control” of the Company as defined in the Plan, the stock option agreement provides for the options to become fully vested and exercisable and the restricted stock award agreement provides for the time vesting condition attributable to the restricted Shares to be deemed fully satisfied. Additionally, with respect to the restricted Shares, if the “fair market value” of the Common Stock as defined in the Plan as of the date of any “change in control” (or, if greater, the per share consideration paid in connection with such “change in control”) exceeds the per share dollar threshold amount of any of the performance conditions described above (without regard to the number of consecutive trading days for which the average closing price was achieved) then such performance condition would be deemed to have been achieved as of the date of such “change in control,” to the extent not previously achieved.

The summaries of the Stockholders Agreement, stock option agreement and restricted stock award agreement contained in this Item 6 are qualified in their entirety by reference to the Stockholders Agreement, stock option agreement and restricted stock award agreement, each of which is filed as exhibit hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits
Exhibit 1

Amended and Restated Stockholders Agreement dated as of May 10, 2005 between Warner Music Group Corp., WMG Holdings Corp., WMG Acquisition Corp. and certain stockholders of Warner Music Group Corp. (incorporated by reference to the Company’s Current Report on Form 8-K filed May 19, 2005)

Exhibit 2	Stock Option Agreement dated as of March 15, 2008 between Warner Music Group Corp. and Edgar Bronfman, Jr. (incorporated by reference to the Company’s Current Report on Form 8-K filed March 17, 2008)
Exhibit 3

Restricted Stock Award Agreement dated as of March 15, 2008 between Warner Music Group Corp. and Edgar Bronfman, Jr. (incorporated by reference to the Company’s Current Report on Form 8-K filed March 17, 2008)

Exhibit 4	Joint Filing Agreement dated March 11, 2009

SCHEDULE A

INFORMATION CONCERNING THE MANAGING MEMBERS OF PROVIDENCE EQUITY PARTNERS IV L.L.C.

The following table sets forth the name, business address, present principal occupation or employment and citizenship of each of the present managing members of Providence Equity Partners IV L.L.C., and the principal business and address of any corporation or other organization in which such employment is conducted.

Name	Employer & Business Address	Current Occupation/Position	Citizenship
Jonathan M. Nelson	Providence Equity Partners L.L.C. 50 Kennedy Plaza, 18th Floor Providence, Rhode Island 02903

Director, Managing Member and Chief Executive Officer of Providence Equity Partners Inc. and its affiliated non-portfolio entities, including advisor to the private investment funds it has organized; Management and Investment Committees of Providence Equity Partners Inc.; Director of Metro-Goldwyn-Mayer, Inc.; Director of Bresnan Broadband Holdings, LLC (also known as Mountain State Cable Television, LLC); Director of Univision Communications Inc.; Director and Executive Committee Member of Yankee Entertainment and Sports Network, L.L.C.; Director of Hulu, L.L.C.

United States
Glenn M. Creamer	Providence Equity Partners L.L.C. 50 Kennedy Plaza, 18th Floor Providence, Rhode Island 02903

Director and Senior Managing Director of Providence Equity Partners Inc. and certain of its affiliates; Director of CDW Corporation; Director of Medical Media Holdings, LLC; Director of Telecordia Technologies, Inc.

United States
Paul J. Salem	Providence Equity Partners L.L.C. 50 Kennedy Plaza, 18th Floor Providence, Rhode Island 02903

Director and Senior Managing Director, of Providence Equity Partners Inc. and certain of its affiliates; Director of Asurion Corporation; Director of Education Management Corporation; Director NexTag, Inc.

United States

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 11, 2009

Providence Equity Partners IV L.P.

By: Providence Equity GP IV L.P.,

its general partner

By: Providence Equity Partners IV L.L.C.,

its general partner

By:	/s/ Jonathan M. Nelson
Name: Jonathan M. Nelson
Title: Chief Executive Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 11, 2009

Providence Equity Operating Partners IV L.P.

By: Providence Equity GP IV L.P.,

its general partner

By: Providence Equity Partners IV L.L.C.,

its general partner

By:	/s/ Jonathan M. Nelson
Name: Jonathan M. Nelson
Title: Chief Executive Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 11, 2009

Providence Equity GP IV L.P.

By: Providence Equity Partners IV L.L.C.,

its general partner

By:	/s/ Jonathan M. Nelson
Name: Jonathan M. Nelson
Title: Chief Executive Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 11, 2009

Providence Equity Partners IV L.L.C.

By:	/s/ Jonathan M. Nelson
Name: Jonathan M. Nelson
Title: Chief Executive Officer